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                              July 29, 2021

       John Merris
       Chief Executive Officer
       Solo Brands, Inc.
       1070 S. Kimball Ave. Ste 121
       Southlake, TX 76092

                                                        Re: Solo Brands, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed July 6, 2021
                                                            CIK 0001870600

       Dear Mr. Merris:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1. The discussion of the Tax Receivable Agreement and the redirection of cash flows to the pre-IPO owners should
be enhanced and given more prominence in your prospectus.
                                                        Please include the
discussion of the TRA as a principal topic in the prospectus summary so that readers do not
have to search for key information about significant financial arrangements that will
materially impact the company's liquidity. Please ensure that your revised disclosure
states clearly that you expect the payments to be substantial and that the arrangement will reduce
the cash provided by the tax savings that would otherwise have been available to Solo
Brands for other uses. Because the arrangement could be
                                                        considered a windfall
for the pre-IPO owners, your disclosure at the top of the prospectus
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FirstName  LastNameJohn Merris
Solo Brands, Inc.
Comapany
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         should adequately address the fact that the agreement confers significant economic benefits to the TRA Participants and redirects cash flows to them at the expense of the rest of your shareholders. We would expect to see a detailed discussion of the TRA well before the single bullet point that currently appears on page 9.
2. Please provide us supplemental copies of all written communications as defined in Rule
         405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.
3. We note that the prospectus includes market and industry data based on information from
         P.J. Solomon or the International Casual Furnishings Association, as well as other third-
         party sources. If any of these publications, surveys, or reports were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.
Prospectus Summary
Passionate and Emotional Connection with our Community of Customers, page 4

4. We note your disclosure that your loyalty program consists of over 423,000 members, which represents over 50% of our installed base. Please expand your discussion to further explain the impact of your loyalty program to your operations.
5. Please elaborate on the date behind your NPS. For example, please disclose the sample size, time period covered, and score derived. Further, please explain what you mean by achieving a "leading" NPS.
Summary Historical and Pro Forma Financial Data, page 19

6. Please note that it is generally inappropriate to combine financial information for predecessor and successor periods as the financial statements are prepared on different bases of accounting and are therefore not comparable. In this regard, and consistent with your financial statement presentation, please separate the financial results under separate basis of accounting with a "black line" designation. Additionally, revise to your summary data metrics on page 21, and elsewhere throughout your prospectus, to separately present metrics and non-GAAP financial measures of your predecessor, intermediate successor, and successor. Any graphics presenting this information should be similarly revised, including those presenting GAAP and non-GAAP measures. In addition, refrain from categorizing non-GAAP measures as metrics, as it appears that certain of the Other
         Financial Metrics presented on page 21 are non-GAAP measures given the tabular footnote disclosure provided.
7.       Notwithstanding the comment above, we note that you have provided non-GAAP
 John Merris
FirstName  LastNameJohn Merris
Solo Brands, Inc.
Comapany
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         Adjusted gross profit margin and non-GAAP Adjusted EBITDA margin amounts without providing the most directly comparable GAAP measure. Pending resolution of the comment above, to the extent you provide such non-GAAP margin amounts, please amend to provide the most directly comparable ratio amount; refer to footnote 27 to SEC
         Release 33-8176. Additionally, update your disclosure to more prominently provide the most directly comparable GAAP measure for each non-GAAP financial measure
         presented. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question
102.10 of the
         Division   s Non-GAAP Financial Measures Compliance & Disclosure
Interpretations.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
83

8. You present and discuss aggregated results of operations of the predecessor, intermediate successor, and successor periods. Please note that it is generally inappropriate to combine financial information for predecessor and successor periods for purposes of
         MD&A discussion as the financial statements are prepared on different bases of accounting and are therefore not comparable. In this regard, please revise your MD&A to separately present and discuss the historical results of your predecessor, intermediate successor, and successor or explain to us how your presentation complies with Item 303 of
         Regulation S-K. To the extent your revised presentation includes a supplemental discussion of your results on a pro forma basis for the relevant pro forma period, it should reflect all relevant pro forma adjustments in accordance with Article 11 of Regulation S-
         X. Please revise your disclosure accordingly, and advise us in regard to the propriety of the presentation on a non-GAAP combined basis per page 85.


Year Ended December 31, 2019 Compared to Year Ended December 31, 202, page 90

9. Please clarify the reasons underlying the increase in sales attributable to an increase demand for outdoor recreation and leisure lifestyle products during the period presented.
         For example, we note your risk factor disclosure stating that you experienced positive factors attributable to the COVID-19 pandemic.
Solo Stove Holdings, LLC Financial Statements, page F-5

10. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.
Consolidated Statements of Members' Equity, page F-9

11. Please clarify the heading of "Intermediate Successor" on the table at the bottom of page
         F-9. In this regard, it appears as though the period from October 9, 2020 to December 31,
         2020 is the Successor, not the Intermediate Successor. Please advise.
Note 1 - Organization and Description of Business
Basis of Presentation, page F-10
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12. Your disclosure indicates that the predecessor period reflects the historical cost basis of accounting. Please clarify this statement as to whether the predecessor maintained its books and records on the cost basis of accounting or whether you are referring to the historical cost of the financials prior to changes to fair value upon the 2019 transaction and pushdown accounting.
Note 4 - Acquisitions
2019 Agreement, page F-20

13. Please revise to include a table that shows a detailed allocation of the assets acquired and liabilities assumed at their fair values pursuant to the election of push-down accounting as of the consummation of the acquisition. Your revised disclosure should clearly indicate the major classes of assets (rather than just working capital), a description of the factors that make up the goodwill considering the significant amounts recognized, and clarify the nature of the amount of Class A-1 units considering it appears as though cash was paid in the acquisition and units acquired were from selling unitholders rather than newly issued units. Refer to ASC 805-50-50-6d through f. The disclosure concerning the 2020
         Agreement should be similarly revised.
2020 Agreement, page F-21

14. We note your statement in the third paragraph that indicates the "buyer" was required to pay contingent consideration in the 2020 agreement. We further note your statement in the 2019 Agreement section regarding contingent consideration that the "company" was required to pay the contingent consideration. As ASC 805-50-30-12 requires that acquisition related liabilities should only be recognized by the acquiree if the liability represents an obligation of the acquiree, please clarify which entity must pay the contingent consideration in each agreement/acquisition.
Notes to Consolidated Financial Statements
Note 16 - Subsequent Events
Acquisition, page F-33

15. It appears that the combined historical operations of the company for the year ended
         December 31, 2020 and pro forma net sales of Oru Kayak Inc. totaling $145.9 million in part combines the net sales of your successor and intermediate successor. Consistent with the comments above noting that it is generally inappropriate to combine financial information for predecessor and successor periods, please amend so as not to combine the net sales of your successor and intermediate successor periods or tell us why such disclosure is appropriate.
 John Merris
Solo Brands, Inc.
July 29, 2021
Page 5

       You may contact Heather Clark at 202-551-3624 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at 202-551-7844 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameJohn Merris                            Sincerely,
Comapany NameSolo Brands, Inc.
                                                         Division of
Corporation Finance
July 29, 2021 Page 5                                     Office of
Manufacturing
FirstName LastName